Exhibit 99.7

Power of Attorney

For the Annual General Meeting of Shareholders (“AGM”) of Koninklijke Ahold Delhaize N.V. to be held on April 12, 2017 from 2:00 PM CET at Theater Amsterdam, Danzigerkade 5 in Amsterdam, the Netherlands.

The undersigned,

Name:
Address:

Postal code and town:

Country:

hereinafter referred to as “the Shareholder”, acting in his capacity as holder of (number) shares in Koninklijke Ahold Delhaize N.V., hereby grants a power of attorney to:

SGG Netherlands N.V.

Hoogoorddreef 15

1101 BA Amsterdam

to represent the Shareholder at the AGM of Koninklijke Ahold Delhaize N.V. and to speak on behalf of the Shareholder and to vote the shares in respect of the items on the agenda for the AGM, in the manner set out below:

No.	Agenda item	For	Against	Abstain
1	Opening	n.a.	n.a.	n.a.
2	Report of the management board for the financial year 2016	n.a.	n.a.	n.a.
3	Explanation of policy on additions to reserves and dividends	n.a.	n.a.	n.a.
4	Explanation of the implementation of the remuneration policy of the Management Board	n.a.	n.a.	n.a.
5	Proposal to adopt the 2016 financial statements
6	Proposal to determine the dividend over financial year 2016
7	Proposal for discharge of liabilities of the members of the Management Board
8	Proposal for discharge of liabilities of the members of the Supervisory Board

Koninklijke Ahold Delhaize N.V. Provincialeweg 11, 1506 MA Zaandam P.O. Box 3000, 1500 HA Zaandam The Netherlands Phone: +31 88 659 5100	1 / 2

No.	Agenda item	For	Against	Abstain
9	Explanation of the management report of the former board of directors of Delhaize Group and the report of the former statutory auditor of Delhaize Group	n.a.	n.a.	n.a.
10	Proposal to adopt the statutory annual accounts of Delhaize Group
11	Proposal to discharge the liability of the former members of the board of directors of Delhaize Group
12	Proposal for discharge of liabilities of the former statutory auditor of Delhaize Group
13	Proposal to re-appoint Mr. J.H.M. Hommen as member of the Supervisory Board
14	Proposal to re-appoint Mr. B.J. Noteboom as member of the Supervisory Board
15	Proposal for an individual exception to the remuneration policy of the Management Board
16	Proposal to appoint PricewaterhouseCoopers Accountants N.V. as external auditor for financial year 2017
17	Authorization to issue shares
18	Authorization to restrict or exclude pre-emptive rights
19	Authorization to acquire shares
20	Cancellation of common shares
21	Closing	n.a.	n.a.	n.a.

Signature:
Place:
Date:

This proxy must be received by SGG Netherlands N.V. (Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands) no later than April 5, 2017.

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